October 4, 2017

Jaea Hahn Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Hahn:

On July 27, 2017, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of IQ-Striquer Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment Number 69 (the “Amendment”) to the Registrant’s Registration Statement. On September 8, 2017, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined change pages are provided in certain portions of this letter to this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be made in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks and incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Fund Summary – Fee Table

Comment 2. Please confirm that the Expense Limitation Agreement will be in place for at least one year from the effective date of the registration statement.

Response. Registrant so confirms.

October 4, 2017 Page 2

Comment 3. Footnote 3 to the Fee Table references an Expense Limitation Agreement. Please confirm that the recoupment of any waived or reimbursed fees may only be made if such recoupment may be made within the lesser of the expense limit in place at the time of recoupment or that in place at the time of reimbursement. Please further revise the disclosure accordingly.

Response. Registrant so confirms and has revised relevant registration statement disclosures to include the following disclosure:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture.

PROSPECTUS - Fund Summary

Comment 4. Please explain whether the “Hedged Equity Strategy” will invest only in domestic equity securities.

Response. In executing its Hedged Equity Strategy, the Fund will primarily invest in domestic equity securities. It may, however, on a non-principal basis, as disclosed in the SAI, invest in foreign equity securities.

Comment 5. Please explain how the use of futures contracts in the “Large-Cap Equity Strategy” could be considered a “Traditional Strategy.”

Response. Registrant notes that large-cap equities are generally considered a traditional investment. The adviser does, however, execute this investment through single-stock futures. Registrant does not believe this means of execution removes the traditional nature of this asset class.

Comment 6. The second sentence of the second paragraph on page 3 references “the balance of the Fund’s assets” being invested in “medium-term investment grade debt securities.” Is this “balance” specific to the Large-Cap Equity Strategy or does it reference the entire portfolio? Please revise the disclosure to clarify.

Response. The referenced disclosure refers to the entire portfolio. Registrant has revised the disclosure as follows:

The adviser invests the balance of the Fund’s assets allocated to the Traditional Strategy and not required for collateral in medium-term investment grade securities.

October 4, 2017 Page 3

Comment 7. The wholly-owned and controlled subsidiary in which the Fund invests up to 25% of its assets is defined using two different terms. Please pick one and be consistent with its use throughout.

Response. Registrant has revised all references to use the defined term “Subsidiary.”

Comment 8. Please confirm that the Fund is expected to be “non-diversified.”

Response. Registrant so confirms.

Comment 9. Please disclose, if appropriate, whether any of the Subsidiary’s principal investment strategies and principal investment risks are those of the Fund.

Response. The Fund will invest in the Subsidiary as a Principal Investment Strategy. The principal strategies of the Subsidiary, however, are not necessarily those of the Fund. The Fund is subject to the same risks as the Subsidiary by virtue of its investment in the Subsidiary. To that end, Registrant has added the following risk disclosure to the “Wholly-Owned Subsidiary Risk” disclosure:

Shareholders of the Fund will indirectly be subject to the principal risks of the Subsidiary by virtue of the Fund’s investment in the Subsidiary.

Comment 10. Please explain how the Fund will insure that it will not jeopardize its RIC status given that it will invest in the Subsidiary and also make investments in alternative investments outside the Subsidiary.

Response. Registrant has internal controls in place to confirm compliance with all RIC requirements, including all required asset limitations.

Comment 11. Please disclose supplementally how the Fund will comply with Section 12(d).

Response. The Fund will rely on Section 12(d)(1)(F) or on the exemptive orders of ETFs in which it invests in order to invest in excess of the limits of Section 12(d)(1)(A).

October 4, 2017 Page 4

Comment 12. Given the Fund’s reliance on the use of derivatives to implement its “Alternative Investment Strategy,” please tailor discussion in the Derivatives Risk to apply to the instruments identified in the Principal Investment Strategy.

Response. Registrant has reviewed existing strategy and risks disclosures, believes existing disclosures are appropriate given the Fund’s investment in Underlying Pools, and declines to make the requested revision. Registrant notes that, as currently disclosed, Underlying Pools typically employ derivatives including futures, forwards, options and swaps. An investment in the Fund is subject to the risks of the Underlying Pools in which it invests. As such, the broad derivatives risk disclosure provided appropriately covers the risks of investing in the Fund.

Comment 13. In the “Portfolio Manager” disclosure on page 5, please include the month in which Mr. Massey began managing the Fund.

Response. The requested change has been made.

PROSPECTUS – Item 9

Comment 14. The last sentence of the first paragraph describing the “Alternative Strategies” on page 6 lists a number of sub-strategies or investment styles making up the Global Macro Strategy. Please expand the disclosure to include a short explanation of each.

Response. Registrant declines to make the requested revision. Registrant notes that a description of each sub-strategy follows the referenced listing and, therefore, believes that the suggested disclosure would be unnecessarily duplicative.

Comment 15. Please enhance the Commodity Strategy disclosure beginning on page 6 to specify the instruments the Fund will invest in to implement the Commodity Strategy. Please explain whether the Fund will invest in commodities directly or indirectly through underlying funds.

Response. The Commodity Strategy will be executed through the Subsidiary and its investment in Underlying Pools. Registrant notes that existing disclosure provides, “The adviser executes these alternative strategies by investing primarily in total return swaps linked to the returns of…Underlying Pools…that employ one or more of the alternative strategies….”

Comment 16. In the second to last sentence on page 6 please add reference to “credit quality” and note that high yield bonds are also known as “junk bonds.”

October 4, 2017 Page 5

Response. Registrant has revised the disclosure as follows:

This strategy invests principally in debt securities of domestic and foreign governments, agencies, and companies of all maturities and credit qualities, including “high yield bonds” (aka, “junk bonds”) and defaulted debt securities.

Comment 17. On page 7, please identify the instruments in which the Fund will invest to implement its Currency Strategy.

Response. The Currency Strategy will be executed through the Subsidiary and its investment in Underlying Pools. Registrant notes that existing disclosure provides, “The adviser executes these alternative strategies by investing primarily in total return swaps linked to the returns of…Underlying Pools…that employ one or more of the alternative strategies….”

Comment 18. In the “ETF and Mutual Fund Risk” disclosure on page 9, to the extent investing in underlying ETFs will be a principal investment strategy, please expand the risk disclosure to include the ETF risk factors.

Response. Registrant has added the following ETF risk disclosures as sub-risks under the “ETF and Mutual Fund Risk.”

  ETF Tracking Risk:  Investment in the Fund should be made with the understanding that the passive ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the passive ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the passive ETFs may, from time to time, temporarily be unavailable, which may further impede the passive ETFs' ability to track their applicable indices.
  Inverse Correlation Risk:  Underlying Funds that are inverse funds should lose value as the index or security tracked by such fund’s benchmark increases in value; a result that is the opposite from traditional mutual funds.  Successful use of inverse funds requires that the adviser correctly predict short term market movements.  If the Fund invests in an inverse fund and markets rise, the Fund could lose money.  Inverse funds may also employ leverage such that their returns are more than one times that of their benchmark.

October 4, 2017 Page 6

Comment 19. Please confirm supplementally that the Subsidiary’s financial highlights will be consolidated with those of the Fund.

Response. Registrant so confirms.

STATEMENT OF ADDITIONAL INFORMATION

Comment 20. The first sentence on page 1 describes the fund as “diversified.” This is inconsistent with similar disclosure in the prospectus. Please reconcile the inconsistency.

Response. Registrant has corrected the disclosure to note that the Fund is non-diversified.

Comment 21. On page 3 the disclosure provides, “some ETFs are unit investment trusts (“UITs).” Please explain the differences with respect to ETFs structured as UITs that may be relevant to shareholders.

Response. Registrant has added the following clarifying disclosure:

A UIT issues shares, or units, of securities at its inception and, like a closed-end fund, will typically only make a one-time "public offering" of fixed number of units. A UIT has a fixed termination date at inception, but the termination date is subject to change or extension. ETFs that are structured as UITs typically have a broad, static investment portfolio.

Comment 22. Please revise the first sentence of the first full paragraph on page 3 to clarify that ETFs are purchased and redeemed directly from the Fund in Creation Units and only by APs.

Response. Registrant has revised the disclosure as follows:

ETFs are purchased and redeemed directly from the Fund in ~~typically have two markets. The primary market is where institutions swap~~ "creation units" or large ~~in~~ block-multiples ~~of, for example, 50,000 shares for in-kind securities and cash in the form of dividends~~ by Authorized Persons (“APs”). The vast majority of trading in the Fund’s Shares occurs on the secondary market. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded after hours once the net asset value (“NAV”) is calculated. ETFs share many similar risks with open-end and closed-end funds.

October 4, 2017 Page 7

Comment 23. In the “Wholly-Owned Subsidiary” disclosure on page 18, please disclose that the Fund complies with Section 8 of the 1940 Act and Section 18 on an aggregate basis with the Subsidiary.

Response. Registrant has added the following disclosure to the first paragraph of the referenced disclosure:

For the purpose of determining limits related to investment policies, capital structure and leverage, the investments of the Subsidiary will be considered on an aggregate basis with those of the Fund.

Comment 24. Confirm that the Subsidiary complies with the provisions of the 1940 Act in Section 17 (regarding affiliated transactions and custody) and identify the custodian of the Subsidiary by name

Response. Registrant so confirms, and has added the following disclosure to the “Custodian” disclosure on page 34:

The Custodian also serves as custodian to the Subsidiary.

Comment 25. In the “Wholly-Owned Subsidiary” disclosure on page 18, please disclose: (1) if the Fund received a Private Letter Ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, or (2) if no such Private Letter Ruling was received, the basis for determining that undistributed income is qualifying income.

Response. The Fund has not received a Private Letter Ruling. The Fund complies with the "qualifying income" requirement of Subchapter M (Section 851(b)) of the Code. Registrant notes that the method of complying with Subchapter M is based on IRS regulations rather than the principles of any private letter ruling. Registrant has added the following disclosure:

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M. However, the IRS no longer issues such letters. The Fund does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position. To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Portfolio, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year. Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

October 4, 2017 Page 8

Comment 26. Please supplementally confirm the following:

1.	Subsidiary expenses will be included in the Fund’s fee table;
2.	Subsidiary and its Board will agree to designate an agent for service of process in the United States;
3.	Subsidiary and its Board will agree to inspection of its books and records by the SEC staff; and
4.	the Board of Directors of the Subsidiary will sign the Fund’s registration statement.

Response. Registrant so confirms.

Comment 27. In the first paragraph of the “Investment Adviser and Advisory Agreement” section on page 27, please revise existing disclosure to note that the Adviser is also the adviser to the Subsidiary, and clarify its duties with respect to the Subsidiary.

Response. Registrant has revised the first paragraph of the section as follows:

IQ Capital Strategy, LLC, 74 Radisson Road, Seneca, South Carolina 29678, serves as the Fund’s investment adviser. The Adviser also serves as the Subsidiary’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware Limited Liability Company formed in 2017 for the purpose of managing the Fund and the Subsidiary. As of ~~the [ ]~~ October 10, 2017, Brian Massey, controls the Adviser because it owns more than 25% of the membership interests in the Adviser.

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If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little